Exhibit 1

For Immediate Release

BioLineRx Ltd. Presents Corporate Objectives
at Investor Breakfast Meeting in NY

- Presentation includes details of 2017 operating plan
and five-year Company vision -

Tel Aviv, Israel, September 22, 2016 – BioLineRx Ltd. (NASDAQ/TASE:BLRX), a clinical stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, announced today its corporate objectives at an ongoing investor breakfast meeting at the Convene Conference Center near Grand Central in New York City. These objectives include continued execution of advanced clinical studies for its lead oncology platform, deepening of its existing strategic collaborations with leading global pharma companies, focused pipeline development into additional high-value markets, and targeted milestones in line with its five-year corporate vision.

As the Company looks to 2017, objectives include:

1.	Initiation and ramp up of several Phase 1b combination studies of BL-8040 and Atezolizumab for multiple solid tumor indications and AML in the framework of its Genentech immunotherapy collaboration;
2.	Partial results in the first pancreatic immunotherapy Phase 2a combination study of BL-8040 and KEYTRUDA® in the framework of its Merck immunotherapy collaboration;
3.	Interim and final results from a Phase 2 study for BL-8040 in stem cell mobilization;
4.	GRAS designation for BL-7010 as a food supplement, paving the way for US partnering discussions;
5.	Additional skin lesion indications for BL-5010, including potential partnering for entry and commercialization in the US;
6.	Continued evaluation of innovative assets under the Novartis strategic collaboration, resulting in the in-licensing of additional promising new projects;
7.	New programs announced under the Company’s iPharma joint venture in China.

As BioLineRx looks to the future, it is also highlighting its five-year strategic corporate objectives, including maintaining a critical mass of advanced projects in development, alongside a portfolio of revenue-generating assets. Active partnering, licensing and business development programs remain on target, including the potential to secure a significant out-licensing transaction with a global pharmaceutical company, as well as the execution of new strategic transactions as the opportunities arise.

Philip Serlin, Chief Financial and Operating Officer of BioLineRx, stated “We are very excited about our prospects ahead.  We continue to build clinical evidence in support of our therapeutic assets, which are validated by our growing roster of programs and partnerships with leading industry players such as Novartis, Merck and Genentech, bolstering our access to cutting edge technologies and key opinion leaders. The entire BioLineRx team is aligned, focused and committed to delivering on our strategic corporate objectives. We look forward to providing our investors with timely updates.”

Additional topics for discussion at the ongoing BioLineRx investor breakfast meeting include 1) an overview of BL-8040, the Company’s lead program in oncology, with an emphasis on the cancer immunotherapy collaborations, and the development and commercialization plans in stem-cell mobilization; and 2) a keynote presentation by Dr. Manuel Hidalgo, a world-renowned key opinion leader in pancreatic cancer and Chief of the Division of Hematology-Oncology at Beth Israel Deaconess Medical Center, an affiliate of Harvard University in Boston.

BioLineRx is hosting a live webcast of the investor breakfast. To access the webcast, please go to the breakfast event page on BioLineRx’s website. An audio replay of the meeting will also be available for approximately three months following the meeting on the breakfast event page.

About BioLineRx
BioLineRx is a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds, primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a cancer therapy platform, which has successfully completed a Phase 2a study for relapsed/refractory AML, is in the midst of a Phase 2b study as an AML consolidation treatment, and has recently initiated a Phase 2 study in stem cell mobilization for allogeneic transplantation; and BL-7010 for celiac disease and gluten sensitivity, which has successfully completed a Phase 1/2 study. In addition, BioLineRx has a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates; a collaboration agreement with MSD (known as Merck in the US and Canada) to run a Phase 2a study in pancreatic cancer using the combination of BL-8040 and Merck’s KEYTRUDA®; and has recently signed a collaboration agreement with Genentech, a member of the Roche Group, to investigate the combination of BL-8040 and Genentech’s Atezolizumab in several Phase 1b studies for multiple solid tumor indications and AML.

For additional information on BioLineRx, please visit the Company’s website at http://www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events. BioLineRx industry updates are also regularly updated on Facebook, Twitter, and LinkedIn.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2016. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
PCG Advisory
Vivian Cervantes
Investor Relations
+1-212-554-5482
vivian@pcgadvisory.com

or

Tsipi Haitovsky
Public Relations
+972-52-598-9892
tsipihai5@gmail.com